Westpac Banking Corporation ABN 33007457141

Business Finance Agreement

1 November 2011

To: ECO-KINETICS PTY LTD ACN: 123 950 256

We are pleased to offer finance as detailed in the following sections and attachments to this letter:

• FINANCE DETAILS	Page 2

This schedule details the Facilities, including the finance amount, term, repayment arrangements, interest rate and fees payable.

DETAILS OF FEES & CHARGES	Page 7

This schedule displays details of the fees and charges payable, and how they are calculated.

TERMS OF FINANCE OFFER	Page 10

These are terms specific to your finance arrangements.

ACKNOWLEDGEMENT & ACCEPTANCE	Page 15

This section must be signed and returned to accept this finance offer.

ADDITIONAL ATTACHMENTS

Product Schedules

These contain information specific to certain types of Facilities. If all of the details you need to know about a Facility are contained in the Finance Details, that Facility will not have a separate Product Schedule.
The attached Product Schedules relevant to your Facilities are:
• Forward Exchange Contract
• Documentary Import Letters of Credit/Surrendered Bills of Lading Revolving Facility Limit
• Westpac Trade Finance - Imports
• Banker's Undertaking
• Standby Letter of Credit

General Conditions Booklet version 3, dated 03/2003 (the "booklet") This booklet contains terms and conditions that apply to all borrowers.

For definitions of terms used in this letter please refer to your booklet.

This Agreement only applies to the Facilities listed in the attached Finance Details.

Borrower’s Name	ECO-KINETICS PTY LTD ACN: 123 950 256

Facility A	Banker's Undertaking - Individual Limit
Bank guarantee to QLD government in support of an industry grant
Existing Limit	Nil
Change Limit	$ +1,320,000.00
Resultant Limit	$ 1,320,000.00
Payment Details
Facility Fee(s)

Facility Fee Type	Service Fee	Amount & Accrual Cycle	2.50(%) per half year in advance. The minimum fee is $100 (which is subject to change). The Service Fee is charged six monthly in advance and is non-refundable.

Facility B Forward Exchange Contract (FEC)
Purpose	To be used exclusively for business purposes. FECs may only be used in conjunction with an underlying commercial transaction.
Contract Type	Buy or Sell

Existing Limit	2,500,000.00
Change Limit	Nil
Resultant Limit	$ 2,500,000.00

Contract Details
Term	Individual contract periods will match the terms of the underlying commercial transaction with a maximum term of 12 months.
Settlement Amount	All settlements will be completed on the maturity date of the FEC with cleared funds.
Currency	The currency chosen will be the currency of the underlying commercial transaction.

Facility Fee(s)
Facility Fee Type	Establishment fee	Amount and Accrual Cycle	$15.00 per transaction
Facility Fee Type	Extension Fee	Amount and Accrual Cycle	$15.00 per transaction
Facility Fee Type	Delivery Fee	Amount and Accrual Cycle	$15.00 for 6th and subsequent transactions
Facility Fee Type	Cancellation Fee	Amount and Accrual Cycle	$15.00 per transaction

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Facility C:         Combined Trade Limit

Existing Limit:     $2,500,000.00

Change in Limit: Nil

Resultant Limit: $2,500,000.00

Your Combined Trade Limit may be allocated across the following individual Trade facilities. The total amount outstanding under the individual facilities will not exceed the Combined Trade Limit detailed above.

Facility	Documentary Import Letters of Credit
Purpose	To be used exclusively for international business purposes, namely to assist with the importation of goods into Australia from overseas.
Existing Limit	$ N/A	Included in Combined Trade Limit
Change Limit	$ N/A
Resultant Limit	$ N/A

Payment Details
Payment Amount	In Full	Bill Tenor (days)	180 (maximum)
Payment Type	Drawing amount plus charges (where applicable)

Facility Fee(s)
Facility Fee Type	Establishment Fee	Amount and Accrual Cycle	$50 for electronic delivery $150 for facsimile /manual delivery
Facility Fee Type	Amendment Fee	Amount and Accrual Cycle	$50 for electronic delivery $100 for facsimile /manual delivery
Facility Fee Type	Document Handling Fee	Amount and Accrual Cycle	0.375%, Min $80, per drawing no maximum
Facility Fee Type	Cancellation Fee/Undrawn L/C Fee (for balances > AUD5,000.00)	Amount and Accrual Cycle	0.25% min $80 no maximum

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Facility	Westpac Trade Finance - Imports
To be used exclusively for international business purposes, namely to assist with the importation of goods into Australia from overseas. Individual drawdowns requested should match the underlying trade terms of the import transaction but total financing must not exceed 180 days after arrival of the goods in Australia.
Existing Limit	8 N/ A
Change in !link	8 N/ A
Resultant Limit	8 N/ A

Margin Details
Margin Rate % p.a.	2.30 Charge Frequency Maturity of each Transaction
Payment Details

	In full	To match the terms of each import transaction up to 180 days (maximum)
Payment Type	Principal and Interest

Facility Fee(s)

Facility Fee Type	Extension/Rollover Fee	Amount & Accrual Cycle	$50.00 per extension/rollover
Facility Fee Type	Drawdown Fee	Amount & Accrual Cycle	$50.00
Facility Fee Type	Prepayment Fee	Amount & Accrual Cycle	$50.00

The following specific conditions apply to this Borrower’s Facilities:

Maximum term to match trade terms of the underlying transaction but are not to exceed 60 days. Any request for extension of term is to be substantiated with an underlying commercial reason, e.g. shipping delays

Facility is subject to interim reviews with the company to provide:

-      Management accounts, duly certified as to correctness by either the Director/Company Secretary or authorized representative.

-      ATO portal print-outs for all group entities

-      Stock Holding Certificate duly certified by either the Director or Company Secretary

-      Aged debtor and creditor listing

-      Working Asset Statement (format to be provided by your Relationship Manager).

Initial interim financials are to be provided within 30 days of each quarter with the next being due on 31/10/2011

Annual Review of final 30/6/2011 financial statements and tax returns are due by 28 February 2012

You must provide written confirmation of the commercial benefit accruing to ECO-KINETICS NORTHERN TERRITORY PTY LTD CAN 139 262 016 by providing the security listed in this agreement. The commercial benefit is to be to our satisfaction.

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The following specific conditions apply to this Borrower’s Facilities:

You must provide written confirmation of the commercial benefit accruing to ECO-KINETICS GROUP PTY LTED CAN 139 606 072 by providing the security listed in this agreement. The commercial benefit is to be to our satisfaction.

You must provide written confirmation of the commercial benefit accruing to ECO-KINETICS VICTORIA PTY LTD CAN 135 159 527 by providing the security listed in this agreement. The commercial benefit is to be to our satisfaction.

You must provide written confirmation of the commercial benefit accruing to ECO-KINETICS NSW PTY LTD CAN 139 268 590 by providing the security listed in this agreement. The commercial benefit is to be to our satisfaction.

You must provide written confirmation of the commercial benefit accruing to CBD ENERGY LIMITED ACN 010 966 793 by providing the security listed in this agreement. The commercial benefit is to be to our satisfaction.

The Facilities for this Borrower will be secured by the following:
Status	Details
Held	Fixed & Floating Charge by ECU-KINETICS PTY LTD ACN: 123 950 256 over all existing and future assets and undertakings
Offered

Fully Interlocking Guarantee and Indemnity by

ECO-KINETICS NORTHERN TERRITORY PTY LTD ACN 139 262 016 and

ECO-KINETICS GROUP PTY LTD ACN 139 606 072 and

ECO-KINETICS VICTORIA PTY LTD ACN 135 159 527 and

ECO-KINETICS NSW PTY LTD ACN 139 268 590 and

CBD ENERGY LIMITED ACN 010 966 793

Offered	Supported by Fixed & Floating Charge by ECU-KINETICS NORTHERN TERRITORY PTY LTD ACN 139 262 016 over all existing and future assets and undertakings

Held	Fixed & Floating Charge by ECU-KINETICS GROUP PTY LTD ACN 139 606 072 over all existing and future assets and undertakings

Held	Fixed & Floating Charge by ECO-KINETICS VICTORIA PTY LTD ACN 135 159 527 over all existing and future assets and undertakings

Offered	Fixed & Floating Charge by ECO-KINETICS NSW PTY LTD ACN 139 268 590 over all existing and future assets and undertakings

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Facility D	Standby Letters of Credit (revolving limit)
Purpose	To be used to support your facilities with other overseas lenders.
Existing Limit	$ 195,693.05
Change in Limit	Nil
Resultant Limit	$ 195,693.05

Payment Details
Payment Type	On Demand
Facility Fee(s)

Facility Fee Type	Establishment Fee	Amount	Nil
Facility Fee Type	Service Fee	Amount & Accrual Cycle	1.25(%) per half year in advance. The minimum fee is $50 (which is subject to change). The Service Fee s charged six monthly in advance and is non-refundable.

The Facilities for this Borrower will be secured by the following:
Status	Details
Held	Fixed & Floating Charge by ECO-KINETICS PYT LTD CAN: 123 950 256 over all existing and future assets and undertakings

Held	$189420.53 Security over deposit held with Westpac Banking Corporation by ECO-KINETICS PYT LTD CAN: 123 950 256

To be released	$5,905,000.00 Limited Guarantee and Indemnity by Michael Bruce Curtis and Friedrich Edwin Cywinski

To be released To be released	$5,905,000.00 Limited Guarantee and Indemnity by Anna Cywinsld, supported by Mortgage by Anna Cywinsid over property at 11 Princeton Street, Oxenford QLD 4210

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Details of Fees & Charges

What are the set up costs for this finance?

Lender
Establishment Fee (Facility A)	$5,000.00
Total (excludes ongoing fees)	$5,000.00

Government
Registration Fee - Mortgage Debenture (estimate)	288.00
Total estimate	$288.00

 Do property valuation fees apply?

We may, at any time, obtain a valuation of any new security property or an updated valuation of any existing security property from a Licensed Valuer. If we do, you will have to pay for the valuation. We will advise you before we do so. The cost may be debited to one of your accounts.

Is the amount of these fees and charges likely to vary?

The fees and charges quoted above are indicative of what is payable to us and/or to the Government.

Should we be required to pay additional Government charges in relation to the security documentation and they are not quoted above, then you will be required to cover these costs. Any fees or charges not paid by you (or authorised for payment) after acceptance of this offer may be debited to any of your accounts.

If the Facilities or Securities are complicated in nature, we may instruct our solicitors to prepare the Securities. I f so, you will have to pay their costs and disbursements. A n estimate of the amount payable will be provided to you on request.

If you increase, extend or vary a Facility, additional fees and charges may apply.

What happens if the Agreement does not proceed?

•	Yo u will be responsible for payment of any legal fees and disbursements incurred up to that time; and
•	Yo u may be required to pay, or we may keep (or debit any of your accounts with) any other fees and charges incurred, which would have been payable under the Agreement.

If, after accepting this offer, you decide not to proceed, we are entitled to retain the Establishment Fee, but part of the Establishment Fee may be refunded to you. As you will appreciate, the funds retained will be used to compensate us for work completed up to the point of you notifying us that the Facilities are no longer required.

How are the ongoing fees and charges on my facilities calculated?

The Finance Details set out each fee applicable to your Facilities, and the amounts or rates of those fees. The method of calculation and charging for these fees is detailed below.

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Banker's Undertaking

Service Fee is calculated as a percentage of the value of each Banker's Undertaking issued, with a minimum fee of currently 8100.00, but subject to change. The Service Fee is charged six monthly in advance and is non-refundable.

Establishment fee is payable for each additional Banker's Undertaking issued under a Banker's Undertaking Revolving Limit. This fee is currently 8100.00, but subject to change. The fee is ch arged on issue of the additional Banker's Undertaking.

Banker's Undertaking Demand Processing Fee of 8250 is payable each time the Bank is required to make payment (either full or in part) in response to a demand received from a Favouree under a Banker's Undertaking.

Documentary Import Letters of Credit/Surrendered Bills of Lading

Document Handling Fee is calculated at a percentage of the Australian Dollar equivalent for each Documentary Credit drawing received.

Establishment Fee is a flat fee and applies to all establishments of a Documentary Credit.

Amendment Fee is a flat fee and applies to all amendments to a Documentary Credit.

Cancellation Fee is calculated at a percentage of the Australian Dollar equivalent for each

Documentary Credit that is cancelled with a balance greater than AUD5,000.00.

Undrawn L/C Fee is calculated at a percentage of the Australian Dollar equivalent for each Documentary Credit that expires with a balance greater than AUD5,000.00.

Westpac Trade Finance - Exports and Imports

Line Fee is calculated as a percentage of the Facility Limit. It i s charged [monthly/quarterly] in [advance/arrears] from the first business day after the Facility is established.

Extension/Rollover Fee is a flat fee that will apply to all extensions/rollovers.

Drawdown Fee is a flat fee that applies to all drawdowns where the amount is less than AUD2Ok or equivalent.

Prepayment Fee is a fiat fee that applies to any Bank approved prepayment request. No charge if within 10 days of maturity.

Forward Exchange Contracts

Establishment Fee is a flat fee which applies for each new contract written under AUD $25,000 equivalent.

Extension Fee is a flat fee for each extension of maturity date.

Delivery Fee is a flat fee and applies for the sixth and subsequent deliveries under a single contract. The first five deliveries under a single contract are free.

Cancellation Fee is a flat fee charged on the cancellation of a contract.

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Standby Letter of Credit

Service Fee is calculated as a percentage of the value of each Standby Letter of Credit issued with a minimum fee of currently AUD $50, but subject to change. The Service Fee is charged six monthly in advance and is non-refundable.

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Terms of Finance Offer

What do I need to do before the finance will be available to me?

This offer of finance is subject to the following conditions. You need to:

•	accept this offer (See "How can I accept this finance offer?")

•	pay the Establishment Fee

•	satisfy our valuation requirements

•	supply a statement signed by each corporate Guarantor, satisfactory to us, as to the commercial benefit it will receive as a result of giving any Collateral Security

•	complete and sign any new security documentation, and any other documents we ask you to sign, to our satisfaction

•	i f the New Security Property is owned by anyone else as well as you, the owner(s) will need to give a guarantee and satisfy the Bank's requirements in relation to the guarantee and the mortgage. The mortgage will secure the guarantee as well as your loan. If they have already given a guarantee, an acknowledgement that the guarantee is secured by a mortgage over the New Security Property will be required.

•	i n order for us to accept a guarantee as security, the Guarantor will need to meet with one of our representatives without you being present. The Guarantor will also need to obtain independent legal advice from an independent lawyer (neither yours nor ours) who will provide us with a certificate to the effect that the Guarantor fully understands and agrees to the terms of the new guarantee. (please note that we will not be responsible for the cost of that advice - the lawyer's costs are the responsibility of you or the guarantor). A Guarantee Document Preparation Fee also applies.

Do I have to provide Security?

This is not an agreement to give Security. However, unless a Facility is stated as unsecured in the Finance Details, we will not provide any Facility until you do so.

When will my finance arrangements be reviewed? We may review each Facility:

•	annually and
•	a t any other time after giving notice to you.

Refer to your booklet for further information

What should I know about interest rates and margins?

Where an interest rate applies to a Facility:

•	interest will be calculated on the daily balance owing in the loan account from the first day of drawing to the date of repayment
•	i f no period is specified in the Finance Details, interest is payable on the last business day of each calendar month

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•	quarterly interest (where applicable) will be payable on the last business day of March, June, September and December
•	half yearly interest (where applicable) will be payable on the last business day of March and September
•	interest may be debited to the loan account without notice to you.

You agree to pay:

•	interest on each Facility at the interest rate and margin stated in the Finance Details
•	interest on overdue amounts including excesses above Facility Limits at the Unarranged Lending Rate, which will be determined by the Bank from time to time.

We can vary the margin at any review and we will notify you of any change to the margin. The Unarranged Lending Rate will be published in a tombstone with our other Business Finance lending rates.

Advertisements of our current variable base rates and the Unarranged Lending Rate will appear in the Australian Financial Review and The Australian every second Monday. If Monday is a public holiday, the advertisement will appear on the next business day. We will also give you information on current interest rates, on request.

Can the amount of my fees and charges change?

Fees and charges quoted in the Finance Details are based on the finance product selected. Any changes to amount outstanding, or to terms and conditions, may result in a change to the amount of those fees. See "How are the ongoing Fees and Charges on my Facilities calculated?" for more details.

We may vary the fees and charges payable, or introduce new fees and charges, as explained in the booklet.

Goods and services tax (GST) is a tax payable in respect of taxable supplies (as defined in the GST law) made on or after 1 July 2000.

Some fees and charges may be varied as a result of the introduction of GST in the manner outlined above.

Where, as provided in the booklet you have to

•	indemnify us against an amount; or
•	pay or reimburse us for an amount we will pay or have paid to someone else (a Supplier) and the cost to us includes GST payable to the Australian Tax Office by the Supplier,

the amount you will pay us, or that we may charge to any of your accounts, will include any GST or other tax paid or payable by us or the Supplier.

However, to the extent that we are entitled to claim an input tax credit or a reduced input tax credit in respect of any supply which is paid or reimbursed by you, and the benefit of that credit is not reßected in the amount you have paid, it will be passed on to you later.

Where are the ongoing fees charged?

Those fees may be charged to any of your accounts. Generally this will be the facility account o the principal transaction account of the borrower.

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What happens if there is a change in law?

Whenever we determine that as a result of a Change in Law any of the following occurs in connection with our commitment to provide any Facility (subject to the terms of this Agreement) or in connection with financial accommodation provided or to be provided under any Facility or this Agreement:

•	our costs are increased;
•	an amount received or receivable by us is reduced; or
•	our return on capital or other effective return is reduced (including because more capital needs to be allocated to any Facility and cannot be used elsewhere),

we may notify you. You must pay us on demand the amounts certified by us to be necessary to compensate us for the increase or reduction. That certificate will give an outline of the calculation of the amount demanded and will be conclusive and bind you in the absence of manifest error.

A Change in Law is the introduction of, or a change in, any law, official directive, ruling or request or a change in its interpretation or application. If it does not have the force of law, it must be one with which responsible Australian banks would comply. It includes any with respect to capital adequacy, special deposit, liquidity, reserve, prime assets, tax or prudentia requirements (except a change in tax on overall net income).

Are my Facilities repayable on demand?

Yes, unless otherwise stated in the Finance Details.

How often will I receive statements of account?

We will send you a statement of your loan account every six months or more frequently as agreed between us.

Does the code of Banking Practice apply?

If any one borrower is a small business as defined by the Code:

Each relevant provision of the Code of Banking Practice will apply to your finance from the date we adopt that provision.

We do not automatically apply every provision of the Code to certain customers and guarantors dealing with our equipment finance business, for reasons relating to the speed with which they prefer to effect those transactions. Those customers can, however, elect to receive either the full disclosure benefits of the Code or the benefit of best practice, non-Code based disclosure.

The relevant descriptive information referred to in sections 13.1 and 13.2 of the Code of Banking Practice is set out in our Terms and Conditions booklets:

•	Deposit Accounts for Personal Customers Product Disclosure Statement - incorporating Terms and Conditions for using your account
•	Deposit Accounts for Business Customers Product Disclosure Statement - incorporating Terms and Conditions for using your account

These booklets include the following information:

•	our account opening procedures;
•	our obligations regarding the confidentiality of your information;
•	complaint handling procedures;

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•	general descriptive information regarding bank cheques;
•	a recommendation that you inform us promptly if you are in financial difficulty; and
•	a recommendation that you carefully read the terms and conditions applying to the relevant banking service (which in relation to your business finance means you should carefully read your Business Finance Agreement before signing it).

Copies of these booklets are available on request.

If none of the borrowers are a small business as defined by the Code No

If I am borrowing with someone else, can I determine my liability?

If there is more than one borrower, each of you is individually liable for the full amount of the facilities, unless this Agreement provides otherwise. We will allow a borrower to terminate their liability in respect of future advances or financial accommodation on giving us written notice. This right only applies where we can terminate any obligation we have to provide further credit to any other borrower under the same facility.

How can I make my payments?

You can make any repayment of amounts lent under this Agreement or payment of any other amounts under this Agreement:

•	by periodical payment from an account in your name you conduct with us. You can choose this option by completing the details in the Acknowledgement and Acceptance section. Current periodical payment fees are quoted in our Banking Services brochure, which you can obtain from any branch, or by calling Business Telephone Banking on 132 142; or
•	by periodical payment from an account with another financial institution— you will need to organise this with that financial institution; or
•	at any of our branches in Australia. Please let your Business Banking Manager know if you require a deposit book; or
•	by use of Business Internet Banking or Business Telephone Banking.

Some of the options listed above may not be available to you, depending on your Facility. Your Business Banking Manager can assist you in selecting the right payment option for your Facility.

If you arrange to make payments by direct debit and we debit your account where there are insufficient funds in it, then the payment may be reversed and you will be regarded as not having made your payment.

If you ask us to cancel a request to arrange direct debit payments to your loan account from an account with another financial institution we will do so promptly. However you will need to make other arrangements to make your loan repayments.

We will promptly process any complaint by you that a direct debit was unauthorised or otherwise irregular.

Where the interest rate is other than a fixed rate and the Payment Amounts are stated in the Finance Details schedule of this agreement, those amounts are calculated on certain assumptions (including that there is no change in interest rates, and payments are made on the due date). It is unlikely these assumptions will all turn out to be true in most cases. Where there is a change with your loan (for example, an increase or decrease in interest rates) you may need to speak to the Lender about increasing or decreasing the Payment Amount to stay within the nominated Finance Term. The Lender will not be responsible for informing you of any increase or decrease in the Payment Amount that may be necessary to maintain the nominated Finance Term.

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Advertisements of our current variable base rates will appear in the Australian Financial Review and The Australian every second Monday. If Monday is a public holiday, the advertisement will appear on the next business day. We will also give you information on current interest rates, on request.

Can I stop my obligations in respect of further advances?

If you are jointly and severally liable under a credit facility, we will allow you to terminate your liability in respect of future advances or financial accommodation on giving us written notice. This right only applies where we can terminate any obligation we have to provide further credit to any other debtor under the same credit facility, for example any obligation we may have to pay unpresented cheques under an overdraft facility.

How can I accept this finance offer?

You have 30 days from the date of this offer to accept it, unless we extend the date.

You will need to complete, sign, date and return the second copy of this Finance Agreement to this office. When we receive your acceptance, the Agreement will commence and will replace all previous agreements between us in relation to the Facilities.

We may withdraw this offer at any time before you accept it, if we become aware of anything we consider changes the basis on which the offer was made.

If you do not draw any Facility (except for Overdraft or Line of Credit Facilities) within 3 months after you accept the offer, we may cancel that Facility unless we have agreed otherwise

Signed for and on behalf of Westpac Banking Corporation by:

/s/ Wayne Corby
Relationship Manager
Commercial Banking
(07) 55065964

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Acknowledgement & Acceptance

Acknowledgements And Acceptance of Business Finance Terms and

Conditions

Each Borrower:

1.	accepts the offer dated 1 November 2011

2.	acknowledges receipt of, has read and understood the booklet and any Product Schedules

3.	requests that you prepare any Securities

4.	*encloses a cheque for the total amount of fees payable (I/We will forward a cheque for any valuation fees applicable, once advised of the amount.)

*authorises you to debit the following account(s) for the fees payable (including any valuation fees applicable):

Account Number	Account Number
Branch	Branch

Amount $	Amount $

5.	*requests that you debit my/our account number branch for the balance of the purchase moneys payable at settlement. *(up to the sum of ),and pay this amount as my/our solicitor/agent/conveyance directs.

6.	*authorises you to debit my/our account and pay my/our solicitor's/agent's/ conveyancer's account, as instructed at settlement.

7.	*authorises you to debit my/our account number ____________

(*delete & initial whichever is not required)

8.	conÞrms that they do not hold any assets as the trustee of a trust unless the Agreement states that it is a trustee;

9.	where the offer includes a Forward Exchange Contract, declares that they have read and understood and agree to the Historic Rate Rollover Acknowledgement.

The only people authorised to give you instructions with respect to Historic Rate Rollovers are:

Friedrich Edwin Cywinski, Director

Aaron Wilkinson, CFO

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The only people authorised to confirm contracts are:

Friedrich Edwin Cywinski, Director

Aaron Wilkinson, CFO

The people autlwrised to confirm contracts should be different to those issuing instructions, for internal control purposes,

10.	declares that they understand the nature and effect of facilities offered in a foreign currency More detail is provided in the booklet.

11.	acknowledges that each Borrower is liable for the whole amount of the facility. This means that you can require any borrower to pay all the principal, all the interest and all other amounts. If the other Borrower or Borrowers do not pay any amount, each Borrower acknowledges that it will have to pay the full amount itself.

Dated 3/11/11

Signed for and on behalf of ECO-KINETICS PTY LTD CAN:123 950 256

/s/	Michael Bruce Curtis, Director
/s/	Friedrich Edwin Cywinski, Secretary

HISTORIC RATE ROLLOVER ACKNOWLEDGEMENT

Warning: Historic Rate Rollovers involve the risk of loss because of movements in exchange or interest rates. It is advisable to, and the Lender recommends that you, seek your own independent advice on all aspects of Historic Rate Rollovers before making a commitment. You acknowledge that:

1.	someone from the Lender has told you that before entering into HRRs with the Lender you should get your own independent advice;

2.	you have got that advice or understand that if you do not get that advice, that is your risk. You cannot rely on the Lender to advise you;

3.	(If you are a company), the board of directors has approved the company entering into HRRs with the Lender on the terms set out in this Agreement and having considered the

FEC i n particular. You confirm that there is nothing in the company's constituent documents or otherwise that prevents it from entering into HRRs with the Lender;

4.	the Lender is entitled to assume that the identity of those authorised to instruct the Lender in connection with HRRs is as originally notified to the Lender unless you notify the Lender that that is no longer the case and receive written confirmation from the Lender that the Lender has received that notification;

5.	you will ensure that you only use and maintain HRRs for proper commercial purposes and not for any speculative purposes. You acknowledge that the Lender is under no obligation to satisfy itself regarding whether or not there is a proper underlying commercial purpose for you entering into HRRs during any fixed rate period.